SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )1

RAM Energy Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75130P109000

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 12th Floor

Los Angeles, CA 90025

(310) 914-1373

Larry E. Lee

5100 E. Skelly Dr., Suite 650

Tulsa, OK 74135

(918) 663-2800

Britani Talley Bowman

3155 E. 86th St.

Tulsa, OK 74137

(918) 298-2113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

This Schedule 13D acts as an amendment to prior filings for several of the stockholders set forth herein as noted in Item 2. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Jefferies & Company, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-2622900
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 17,198,366
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 17,198,366
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,198,366
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14.	TYPE OF REPORTING PERSON CO, BD

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Jefferies Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4719745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 17,198,366
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 17,198,366
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,198,366
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14.	TYPE OF REPORTING PERSON CO, HC

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Jefferies High Yield Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 14,954,053
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 14,954,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,053
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.9%
14.	TYPE OF REPORTING PERSON OO, HC

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Jefferies High Yield Trading, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 14,954,053
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 14,954,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,053
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.9%
14.	TYPE OF REPORTING PERSON OO, BD

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Britani Talley Bowman I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,500,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,500,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Dannebrog Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 74-3004164
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,500,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,500,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Danish Knights, A Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 74-3007501
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,500,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,500,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Larry E. Lee I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 317,013
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 317,013
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,013
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Larry E. Lee Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,672,691
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,672,691
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,672,691
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Lee 2006 Family Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,278,347
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,278,347
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,278,347
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Lawrence S. Coben
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS n/a
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,346,245
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,346,245
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,346,245
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS John M. Reardon I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF,SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 145,888
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 145,888
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS The Reardon Trust dated 12/10/2001 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS n/a
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 122,946
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 122,946
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Sean P. Lane I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 161,388
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 161,388
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO: 75130P109000	13D

1.	NAMES OF REPORTING PERSONS Gerald R. Marshall I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 160,888
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 160,888
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock of RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Issuer common stock”), and is being filed on behalf of the filers executing this Schedule 13D. The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

Items 2 and 3.

Jefferies & Company, Inc.

Item 2. Identity and Background.

This Amendment No. 6 to Schedule 13D is filed by (i) Jefferies & Company, Inc. (“Jefferies”), (ii) Jefferies Group, Inc. (“Jefferies Group”), (iii) Jefferies High Yield Trading, LLC (“Trading”) and (iv) Jefferies High Yield Holdings, LLC (“Holdings”) (the persons mentioned in (i), (ii) (iii) and (iv) are referred to as the “Jefferies Reporting Persons”). There is no change to the Item 2 information previously filed by the Jefferies Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Danish Knights, A Limited Partnership.

Item 2. Identity and Background.

This Amendment No. 3 to Schedule 13D is filed by Ms. Bowman, on her own behalf and on behalf of Danish Knights, A Limited Partnership (“Danish Knights”), 98.5% of which is owned by Ms. Bowman and 1.5% of which is owned by Dannebrog Corporation (“Dannebrog”), the general partner of Danish Knights. Ms. Bowman, Danish Knights and Dannebrog are referred to collectively herein as the “Bowman Reporting Persons”. There is no change to the Item 2 information previously filed by the Bowman Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Larry E. Lee.

Item 2. Identity and Background.

This Amendment No. 3 to Schedule 13D is filed by Mr. Lee, and there is no change to the Item 2 information previously filed by Mr. Lee.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Larry E. Lee Revocable Trust.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by the Larry E. Lee Revocable Trust, and there is no change to the Item 2 information previously filed by it.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Lee 2006 Family Trust.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by the Lee 2006 Family Trust, and there is no change to the Item 2 information previously filed by it.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Lawrence S. Coben.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by Mr. Coben, and there is no change to the Item 2 information previously filed by Mr. Coben.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

John M. Reardon.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by Mr. Reardon, and there is no change to the Item 2 information previously filed by Mr. Reardon.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

The Reardon Trust Dated 12/10/2001.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by The Reardon Trust Dated 12/10/2001, and there is no change to the Item 2 information previously filed by it.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Sean P. Lane.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by Mr. Lane, and there is no change to the Item 2 information previously filed by Mr. Lane.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Gerald R. Marshall.

Item 2. Identity and Background.

This Amendment No. 1 to Schedule 13D is filed by Mr. Marshall, and there is no change to the Item 2 information previously filed by Mr. Marshall.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

Item 5. Interest in Securities of the Issuer.

Jefferies & Company, Inc.

(a) Amount and Percentage of Class Beneficially Owned:

Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock reported herein and held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of Jefferies and Holdings.

The filing of this amendment shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Section 13 of the Act, the beneficial owner of any shares not held directly for the account of each such Jefferies Reporting Person covered by this Schedule 13D.

Brian P. Friedman who beneficially owns shares of Issuer common stock may be considered an affiliate of the Jefferies Reporting Persons for purposes of Section 13 of the Act and the Jefferies Reporting Persons may be deemed to beneficially own the shares of Issuer common stock beneficially owned by Mr. Friedman. Mr. Friedman and each of the Jefferies Reporting Persons may coordinate their decisions or actions relating to the holding, voting and/or disposition of the shares of Issuer common stock beneficially owned by each such person. Each of the Jefferies Reporting Persons expressly disclaims (a) beneficial ownership of the shares of Issuer common stock beneficially owned by Mr. Friedman and (b) that the Jefferies Reporting Persons and Mr. Friedman constitute a “group” or “person” for purposes of Section 13 of the Act.

Amount Beneficially Owned:

As of the date hereof:

1.	Jefferies may be deemed to be the beneficial owner of 17,198,366 shares of Issuer common stock. This number consists of 2,244,313 shares of Issuer common stock held for its own account and 14,954,053 shares of Issuer common stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 17,198,366 shares of Issuer common stock. This number consists of 2,244,313 shares of Issuer common stock held for the account of Jefferies and 14,954,053 shares of Issuer common stock held for the account of Trading.

3.	Trading may be deemed to be the beneficial owner of 14,954,053 shares of Issuer common stock. This number consists of 14,954,053 shares of Issuer common stock held for its own account.

4.	Holdings may be deemed to be the beneficial owner of 14,954,053 shares of Issuer common stock. This number consists of 14,954,053 shares of Issuer common stock held for the account of Trading.

Percentage of Class:

The calculations set forth herein are based on 78,768,405 shares of Issuer common stock outstanding. This number was reported as outstanding on January 18, 2012 by the Issuer.

1.	Jefferies may be deemed to be the beneficial owner of approximately 21.8% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 21.8% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Trading may be deemed to be the beneficial owner of approximately 18.9% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Holdings may be deemed to be the beneficial owner of approximately 18.9% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

(b)	Number of shares as to which such person has:

1.	Jefferies

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 17,198,366

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 17,198,366

2.	Jefferies Group

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 17,198,366

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 17,198,366

3.	Trading

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 14,954,053

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 14,954,053

4.	Holdings

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 14,954,053

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 14,954,053

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Danish Knights, A Limited Partnership

(a)	The Bowman Reporting Persons beneficially own 9,500,000 shares of Issuer common stock held for its own account or approximately 12.1% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	The Bowman Reporting Persons have sole voting and dispositive power with respect to 9,500,000 shares of Issuer common stock. The 9,500,000 of shares of Issuer common stock reported on this Schedule 13D are owned by Danish Knights. Dannebrog is the general partner of Danish Knights and Ms. Bowman is the President and sole director of Dannebrog and, therefore, each may be deemed to be the beneficial owner of the Issuer common stock under Section 13 of the Securities Exchange Act of 1934. Both Dannebrog and Ms. Bowman disclaim any such beneficial ownership.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Larry E. Lee

(a)	Larry E. Lee beneficially owns 317,013 shares of Issuer common stock held for his own account or approximately 0.4% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	Larry E. Lee has sole voting and dispositive power with respect to 317,013 shares of Issuer common stock and has shared voting power with respect to 39,481,746 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Mr. Lee ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

Larry E. Lee Revocable Trust

(a)	Larry E. Lee Revocable Trust beneficially owns 9,672,691 shares of Issuer common stock held for its own account or approximately 12.3% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	Larry E. Lee Revocable Trust has sole voting and dispositive power with respect to 9,672,691 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Lee 2006 Family Trust

(a)	Lee 2006 Family Trust beneficially owns an aggregate of 1,278,347 shares of Issuer common stock held for its own account or approximately 1.6% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	Lee 2006 Family Trust has sole voting and dispositive power with respect to 1,278,347 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Lee 2006 Family Trust ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

Lawrence S. Coben

(a)	Lawrence S. Coben beneficially owns 1,346,245 shares of Issuer common stock held for his own account or approximately 1.7% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	Lawrence S. Coben has sole voting and dispositive power with respect to 1,346,245 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Lawrence S. Coben ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

John M. Reardon

(a)	John M. Reardon beneficially owns 145,888 shares of Issuer common stock held for his own account or approximately 0.2% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	John M. Reardon has sole voting and dispositive power with respect to 145,888 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	John M. Reardon ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

The Reardon Trust Dated 12/10/2001

(a)	The Reardon Trust dated 12/10/2001 beneficially owns 122,946 shares of Issuer common stock held for its own or approximately 0.2% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	The Reardon Trust dated 12/10/2001 has sole voting and dispositive power with respect to 122,946 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	The Reardon Trust dated 12/10/2001 ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

Sean P. Lane

(a)	Sean P. Lane beneficially owns 161,388 shares of Issuer common stock held for his own account or approximately 0.2% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	Sean P. Lane has sole voting and dispositive power with respect to 161,388 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Sean P. Lane ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

Gerald R. Marshall

(a)	Gerald R. Marshall beneficially owns 160,888 shares of Issuer common stock held for his own account or approximately 0.2% of the Issuer common stock outstanding as reported by the Issuer on January 18, 2012.

(b)	Gerald R. Marshall has sole voting and dispositive power with respect to 160,888 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Gerald R. Marshall ceased to be a beneficial owner of more than five percent of the Issuer common stock on January 17, 2012, upon the termination of the Stockholders Agreement.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On January 17, 2012, the stockholders filing this Schedule 13D, which hold a majority of the Issuer’s outstanding shares of common stock executed and delivered to the Issuer the Stockholder Approval described in Item 4. The Stockholders Agreement, filed as Exhibit 10.3 to the Schedule 13D filed by the reporting stockholders on December 31, 2012, was terminated by its terms upon delivery to the Issuer of the Stockholder Approval. The stockholders executing this Schedule 13D have also executed a Joint Filing Agreement attached as Exhibit 10.1 to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 21, 2011, by and among the reporting stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2012

Jefferies & Company, Inc.

By	/s/ Roland T. Kelly
Name:	Roland T. Kelly
Title:	Associate General Counsel and Managing Director

Jefferies Group, Inc.

By	/s/ Roland T. Kelly
Name:	Roland T. Kelly
Title:	Assistant Secretary

Jefferies High Yield Holdings, LLC

By	/s/ Paul J. Loomis
Name:	Paul J. Loomis
Title:	Managing Director/Authorized Signatory

Jefferies High Yield Trading, LLC

By	/s/ Paul J. Loomis
Name:	Paul J. Loomis
Title:	Managing Director

/s/ Larry E. Lee
Larry E. Lee

Larry E. Lee Revocable Trust.

By	/s/ Larry E. Lee
Larry E. Lee, Trustee

Lee 2006 Family Trust

By	/s/ M. Keith McKinney
M. Keith McKinney, Trustee

Danish Knights, A Limited Partnership
By:	Dannebrog Corporation, General Partner

By	/s/ Britani Talley Bowman
Britani Talley Bowman, President

Dannebrog Corporation

By	/s/ Britani Talley Bowman
Britani Talley Bowman, President

/s/ Britani Talley Bowman
Britani Talley Bowman

/s/ Lawrence S. Coben
Lawrence S. Coben

/s/ John M. Reardon
John M. Reardon

The Reardon Trust Dated 12/10/2001

By	/s/ John M. Reardon
John M. Reardon, Trustee

/s/ Sean P. Lane
Sean P. Lane

/s/ Gerald R. Marshall
Gerald R. Marshall

EXHBIT INDEX

Exhibit No.	Description

10.1*	Joint Filing Agreement, dated as of December 21, 2011, by and among the reporting stockholders.

*	Filed herewith.